[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 21, 2015

Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	The Cushing MLP Infrastructure Fund II
(File No. 811-23069)

Dear Ms. White:
Thank you for your comment letter, dated September 29, 2015, regarding the registration statement on Form N-2 filed by The Cushing MLP Infrastructure Fund II (the “Fund”) on September 1, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Post-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS

Part A – Information Required in a Prospectus

Item 3

Comment 1: Footnote (1) to the fee table states that the Master Fund pays an investment management fee of 1% of Managed Assets. Please explain to us how the Master Fund’s derivative investments are valued for purposes of calculating Managed Assets, and confirm to us that the Master Fund will not use the notional value of its derivative investments for purposes of calculating Managed Assets

Response 1:  In calculating the total assets of the Master Fund for the purpose of determining the Master Fund’s Managed Assets, derivative instruments will be counted at fair value in accordance with the Fund’s valuation policies and procedures adopted by the Master Fund’s Board of Trustees. To the extent the notional value of a derivative contract exceeds its fair value, the notional value will not be included for purposes of calculating the Master Fund’s Managed Assets.

In addition, part (iii) of footnote (1) indicates that the Master Fund may obtain financial leverage by reinvesting collateral received for securities loaned in accordance with the

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October 21, 2015

Fund’s investment objectives and policies. The obligation to return the collateral may be deemed a senior security within the meaning of Section 18(g) of the Investment Company Act. Please explain to us how the Master Fund will meet its obligations under Section 18 with respect to collateral which the Master Fund reinvests.

The Master Fund does not currently engage in securities lending and has no present intention to engage in securities lending, therefore additional disclosure regarding securities lending is not included in the Registration Statement.  However, because funds in the Cushing fund complex use a consistent definition of Managed Assets, the definition of managed assets includes the reference to securities lending noted in the foregoing comment.  The Fund hereby confirms that if the Master Fund were to engage in securities lending, it would do so in accordance with the requirements of the Investment Company of 1940 (the “1940 Act”) and applicable interpretive positions of the Staff of the Securities and Exchange Commission (“SEC”).  Among other things, the Master Fund would not loan securities in excess of a maximum of one-third of its Managed Assets and would loan securities only to counterparties that meet creditworthiness standards established by the Board of Trustees of the Master Fund.  Any such loan would be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to 102% of the value of the securities loaned. The Master Fund would continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and would also receive an additional return that may be in the form of a fixed fee or a percentage of the collateral. The Master Fund would have the right to call the loan and obtain the securities loaned at any time on notice of not more than five (5) business days. The Master Fund would not have the right to vote the securities during the existence of the loan but would call the loan to permit voting of the securities, if, in the Investment Adviser’s judgment, a material event requiring a shareholder vote would otherwise occur before the loans were repaid.

Comment 2: Footnote (2) to the fee table states that the Adviser has contractually agreed to waive a portion of the Management Fee or reimburse the Master Fund for certain expenses for the one year period ending September 1, 2016. Since this is less than one year from the effective date of the registration statement, please delete the effect of this fee waiver/expense reimbursement agreement from the fee table. Alternatively, please revise footnote (2) to state that this agreement will be in effect through a date that is at least one year from the effective date of the registration statement. If the fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement, please move the notation for footnote (2) from the “Other Expenses” line item to the “Fee Waiver and/or Expense Reimbursement” line item. If there are waivers at the Master Fund level, they should be included in the “Fee Waiver and/or Expenses Reimbursement” line item.

Response 2: The Registration Statement was filed on September 1, 2016, and as the Registration Statement was filed under the 1940 Act only, and not the Securities Act of 1933, it became effective upon filing.  Therefore, the contractual fee waiver and expense reimbursement between the Adviser and the Master Fund will be in effect for the one

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October 21, 2015

year period following the effectiveness of the Registration Statement (from September 1, 2015 to September 1, 2016).   The Fund has revised disclosure to clarify that waivers or reimbursements, whether at the Fund level or the Master Fund level, are reflected in the Fee Waiver and/or Expenses Reimbursement line item.

Item 3 – Example

Comment 3: The staff calculated different expense amounts for all four of the periods in the Example. Please check these calculations, and revise accordingly.

Response 3: The Fund has reviewed its calculations of the expense example and corrected an inadvertent miscalculation and revised the disclosure accordingly.

Item 8 – General Description of the Registrant

Comment 4: The fifth paragraph of this section states that the Fund will invest at least 80% of its assets in “securities of MLPs and MLP Affiliates or companies operating in the infrastructure sector.” (Emphasis added.) Since the name of the Fund includes the term “MLP Infrastructure,” the Fund must have a policy to invest at least 80% of the value of its assets in MLP infrastructure companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act. The Fund’s current 80% policy, on the other hand, would enable it to invest exclusively in non-infrastructure MLPs. Please revise the Fund’s 80% policy to state that the Fund will invest at least 80% of the value of its assets in MLP infrastructure companies.

Response 4: The Fund confirms that the MLPs in which the Fund invests (indirectly through the Master Fund) will operate in the infrastructure sector, and the Fund (indirectly through the Master Fund).  In response to the foregoing comment and to eliminate any ambiguity regarding the types of MLPs in which the Fund invests, the Fund has revised disclosure in the Registration Statement to clarify that the MLPs in which the Fund invests operate in the infrastructure sector and therefore qualify as “infrastructure MLPs.”

Since the inception of The Cushing MLP Infrastructure Fund I (“Feeder Fund I”) (which is now a “feeder fund” investing substantially all of its assets in the Master Fund and whose investment objective, policies and parameters were adopted by the Master Fund as the “master fund” in the master/feeder structure), Feeder Fund I invested substantially all of its assets in companies operating in the infrastructure sector.  A significant portion of these investments, and a focus of the investment strategy, are infrastructure companies that are structured as master limited partnerships (“MLPs”).  Therefore, to indicate this investment in infrastructure MLPs and other infrastructure companies, Feeder Fund I adopted a name that included the words “MLP Infrastructure.”  Upon the conversion of Feeder Fund I to a master/feeder structure and the inception of the Master Fund, the Master Fund adopted the same name and investment policies as Feeder Fund I.  In turn, upon inception, the Fund, as a feeder fund investing substantially all of its assets in the

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Master Fund, adopted the same name and investment policies.  The Fund respectfully submits that in light of its policies to invest in infrastructure MLPs and other infrastructure companies, its name complies with Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 thereunder.

Finally, the Fund respectfully submits that requiring a change to the Fund’s name would impose costs on shareholders without  a corresponding benefit to current or prospective investors.  In adopting Rule 35d-1, the SEC sought to address “certain investment company names that are likely to mislead an investor about a company's investment emphasis.”  The Fund notes that structural features of the Fund and its offering minimize the risk of investor confusion as a result of the Fund’s name. The only investors in the Fund are sophisticated investors who qualify as “accredited investors” pursuant to Regulation D under the Securities Act of 1933.  In connection with an investment in the Fund, each investor must enter into a subscription agreement pursuant to which the investor acknowledges and agrees that the investor has received, read carefully and understands the Fund’s offering memorandum and that the Fund has made available to the investor the opportunity to ask questions of and receive answers from the Fund or any of its principals concerning the terms and conditions of the offering described in the Fund’s offering memorandum.  Therefore, no investor would be investing in the Fund without a full understanding of the Fund’s investment policies, including the Fund’s policies with respect to investment in infrastructure MLPs and other infrastructure companies.

Comment 5: The seventh paragraph of this section states that, generally, no more than 50% of the Fund’s portfolio will be invested in private investment in public equity (“PIPE”) transactions or other private or restricted securities. Please explain to us whether the Fund will invest in private funds, i.e., private oil and gas funds, private commodity pools, or private investment companies such as private equity funds and hedge funds. If the Fund will invest in private funds, please disclose the Fund’s limit for these types of investments.

Response 5: The Fund has no present intention to invest in private funds.

Comment 6: The penultimate paragraph of this section states that Fund may invest in debt securities rated below-investment grade. Please include the term “junk bonds” in this disclosure, and provide a maturity policy regarding the Fund’s investments in debt securities. Please also revise the risk captioned “Below Investment Grade and Unrated Debt Securities Risk” on page 14 of the registration statement to specifically refer to “junk bonds” in the caption and in the accompanying disclosure.

Response 6: The Fund has revised the disclosure as requested.

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October 21, 2015

8.3 Risk Factors

Comment 7: This section describes the various risks of investing in the Fund, including risks associated with the Fund’s investments in non-U.S. companies, emerging markets, and small-cap and mid-cap companies, as well as risks related to the Fund’s currency hedging strategy. Please disclose the Fund’s investment strategies corresponding to each of these risks in the discussion of the Fund’s investment policies.

In addition, this section describes (on page 15) the Fund’s risks related to its strategic transactions, including those associated with a variety of derivative instruments such as credit default swaps. Please provide a discussion of the Fund’s derivative strategies described in this section in the discussion of the Fund’s investment policies. Please also disclose that, when the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the credit default swap.

Response 7: The Fund has revised disclosure as requested.

Item 9 – Management

9.1(c)  Portfolio Management

Comment 8: This section provides information regarding the Fund’s three portfolio managers. Please state whether the three individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, and for each portfolio manager, provide a brief description of the portfolio manager’s role among the portfolio manager group (e.g., lead member). See Instruction to Item 9.1(c) of Form N-2.

Response 8: The Fund has revised disclosure as requested.

GENERAL COMMENTS

Comment 9: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 9: The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment 10: Response to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 10: The Fund believes that the responses set forth herein adequately address your comments in your letter dated September 29, 2015. As indicated above, the Fund

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anticipates filing Post-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Comment 11: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 11: Management of the Fund has reviewed the disclosure set forth in Post-Effective Amendment No. 1 to the Fund’s Registration Statement.

*        *        *        *

The adequacy and accuracy of disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris